

Mail Stop 4631

April 2, 2018

Via E-Mail
Mr. Curtis D. Hodgson
Co-Chief Executive Officer
Mr. Kenneth E. Shipley
Co-Chief Executive Officer
Legacy Housing Corporation
1600 Forest Ridge Drive, #100
Bedford, TX 76002

> **Re:** **Legacy Housing Corporation**
> **Amendment 1 to Draft Registration Statement**
> **Submitted March 20, 2018**
> **CIK No. 0001436208**

Dear Messrs. Hodgson and Shipley:

We reviewed your amended draft registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Our operations are concentrated in the southern United States…, page 16

1. We note your response to comment 6 in our March 1, 2018 letter. Specify the aggregate unit number and aggregate dollar amount used in the measurement of your rates of delinquencies, default, and foreclosure losses during the periods presented in the financial statements.

<u>Strong Alignment of Interests through Co-Founders' Ownership, pages 7 and 52;</u>

<u>Executive Compensation, page 70</u>

2. Revised disclosure on pages 7 and 52 state that Messrs. Curtis D. Hodgson and Kenneth E. Shipley received minimal salaries during past years, "being compensated instead solely through profit contributions." Revise the summary compensation table on page 70 to include the profit contributions received by Messrs. Hodgson and Shipley during the periods presented. <u>See</u> Item 402(a)((2) of Regulation S-K.

<u>Critical Accounting Policies and Estimates, Factory-Built Housing Revenue Recognition, page 40</u>

3. You disclose that revenue from consignment sales is either deferred until payment is received by you or recognized when the home is authorized to be shipped by you, collection is reasonably assured, and the nature of the independent dealer. Please provide further clarification on "the nature of the independent dealer." In addition, please expand your consignment sales disclosure, including the material terms of the consignment arrangements with your retailers and your consideration for presenting the consignment transactions on a gross basis.

<u>Floor Plan Financing, Page 57</u>

4. We note the updated disclosure on pages 57 and 58. Please also disclose the consignment sales amounts recorded for all the periods presented.

<u>Financial Statements</u>

<u>General</u>

5. We note your response to comment 16 in our March 1, 2018 letter and appreciate the detailed analysis that you provided. In the next amendment, in addition to the revenue breakout on the income statement that you proposed, please also disclose in the notes the fact that you have a single operating and reportable segment and the basis for your conclusion.

<u>Note 2 – Summary of Significant Accounting Policies, Inventory, page F-9</u>

6. We acknowledge your response to comments 22 and 23 in our March 1, 2018 letter. As requested previously, please discuss methods and assumptions used to determine fair market value of your inventory as part of your inventory valuation disclosure. Please also address the following items:

- You continue to assert that a reserve for slow-moving inventory is not necessary for finished goods inventory consigned to dealers due to dealers' incentive to sell these units. However, we also note from your response to prior comment 26 that you maintain the majority of the inventory risk because dealers may return inventory to you at any time and cancel the consignment arrangement with the appropriate notice. Please tell us if there have been any instances where dealers returned unsold units to you and any subsequent losses you incurred as a result.

- We note from your disclosure that 22% of your consignment inventory as of December 31, 2016 was aged more than one year. Please tell us how much of the inventory has been subsequently sold by your dealers as of December 31, 2017.

- You disclose in your response and on page 39 of the amendment that you determine a reserve for slow-moving non-consigned inventory based upon $1,000 per unit, per anniversary. Please tell us how you concluded that the $1,000 per unit, per year amount is appropriate given the price of your homes range from $22,000 to $110,000.

7. We acknowledge your response to comment 24 in our March 1, 2018 letter. We continue to have concerns with respect to classifying inventory over 12 months old as of the balance sheet date as current. We do not believe that the current classification is appropriate to the extent the inventory is not expected to be used or sold within the normal operating cycle of your business.

Note 2 – Summary of Significant Accounting Policies, Product Warranties, page F-10

8. The product warranties table does not appear to add up. Please revise or advise.

Note 5 – Inventories, page F-15

9. We acknowledge your response to comment 28 in our March 1, 2018 letter. It does not appear that this comment has been addressed by your response to prior comment 23 as you indicated. Please revise or advise.

You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or W. John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions about comments on the financial statements and related matters.  You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3395 if you have any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and Construction

cc:     Via E-mail
        Steve Wolosky, Esq.
        Spencer G. Feldman, Esq.
        Olshan Frome Wolosky LLP
        1325 Avenue of the Americas, 15th Floor
        New York, NY 10019